FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F          ☒          Form 40-F          ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY FUTURE OFFERS TO SELL SECURITIES WILL BE MADE ONLY IN CERTAIN JURISDICTIONS AND ONLY FOLLOWING APPROVAL BY RELEVANT REGULATORS.

NATIONAL BANK OF GREECE

PRESS RELEASE

Clarifications regarding the share buy-back programme

In reply to a letter from The Chairman of the Capital Markets Commission, Mr Takis Arapoglou, National Bank’s Chairman and CEO, clarified the following with respect to the Bank’s share buy-back programme:

Pursuant to the provisions of the law and the instructions of the supervisory authorities, the Bank’s Board of Directors, in implementation of the resolutions adopted by the Annual General Meeting of Shareholders of 18 May 2004 and 17 May 2005, authorized management to activate each annual buy-back programme on a quarterly basis at its discretion.

However, in view of the positive performance of the Bank’s shares over the last twelve months, the usage of the programme was limited; in addition, almost all of the shares purchased by the Bank were placed back in the market in October 2005, through an accelerated book building market operation.

Following approval of the Bank’s new share buy-back programme for 2006-2007 approved by the Annual General Meeting of Shareholders of 27 April 2006, the BoD automatically activated this programme for the first three-month period, the terms of which were published also in the press.

The fact that the timing of this first three-month period of this programme may coincide with the timing of the proposed rights issue by NBG is entirely a coincidence.

Given the professional manner in which previous buy-back programmes have been managed, Mr Takis Arapoglou stated that, since the authorization of this programme, this has not been activated and he assured the public that the Bank neither intends to, nor will it activate this programme during the period of the rights issue or immediately thereafter.

He also took this opportunity to note that with specific regard to the banking sector and in contrast to the more general letter of the law (article 16, par. 5 of Companies Act 2190) buy-back programmes should be viewed rather as a method for better managing the cost and mix of regulatory capital, and not as a tool to support the stock price.

Athens, 16 May 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 18th May, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Governor